NEXTRACKER INC.

6200 Paseo Padre Parkway

Fremont, California 94555

June 26, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Gregory Herbers

Re:	Nextracker Inc.

Registration Statement on Form S-1

File No. 333-272934

Acceleration Request

Requested Date: June 28, 2023

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nextracker Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-272934 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on June 28, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

/s/ Léah Schlesinger
Léah Schlesinger General Counsel

cc:	Daniel Shugar, Chief Executive Officer, Nextracker Inc. David Bennett, Chief Financial Officer, Nextracker Inc.

Sharon R. Flanagan, Sidley Austin LLP Samir Gandhi, Sidley Austin LLP

Helen Theung, Sidley Austin LLP Emily Roberts, Davis Polk & Wardwell LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati

Melissa Rick, Wilson Sonsini Goodrich & Rosati